82-57



TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

04 MAR 11 01 7: 21



CORPORATE - SECRETARIAL - FACSIMILE



SUPPL

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Elizabeth V. Montz
Fax Number:	(212) 656-5071/5072
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Nicole Folwell, Corporate Secretarial Department
Date:	March 10, 2004 Time: 8:45 a.m. mst / 5:45 AM MST
Number of Pages (including Cover)	2

PROCESSED

MAR 11 2004

THOMSON
FINANCIAL

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately:

UPDATE — DATE HAS BEEN AMENDED
" FAIRWINDS SUSPENDS HARPSWELL PROJECT "

Disposition of Original: Sent by Courier   _____
                                  Sent by Mail: _____
                                  Held on our File: X

If message is unclear or incomplete, please contact the operator:
Operator: Nicole Folwell   Phone: (403) 920-7678

Fairwinds



TransCanada
In business to deliver

CONTACTS: Primary: Peter Micciche, 207-833-2800

Secondary: TransCanada: ConocoPhillips:
Hejdi Feick/Kurt Kadatz   Linsi Crain
403-920-7859   281-293-1045

FAIRWINDS SUSPENDS HARPSWELL PROJECT

HARPSWELL, MAINE (March 10, 2004) — TransCanada Corporation [TSX: TRP and NYSE: TRP] and ConocoPhillips [NYSE: COP] today announced that they will suspend further work in Harpswell, Maine on the Fairwinds liquefied natural gas (LNG) project. Yesterday, the residents of Harpswell voted against leasing the former U.S. Navy Fuel Depot site in the community for the purpose of building an LNG regasification facility.

Despite the outcome of this vote, there remains a critical need for reliable, new sources of natural gas in the northeast United States. Both companies are committed to pursuing opportunities to deliver clean and safe LNG supply to the northeast United States.

"Although we are disappointed with the results, we respect the choice of the people of Harpswell regarding their decision," said Peter Micciche, Fairwinds Stakeholder Relations Manager. "Over the past six months we were committed to listening to those affected by the project and felt we developed a lease that addressed their major concerns.

"We've enjoyed the opportunity to spend the past few months becoming acquainted with so many good people in Harpswell," Micciche continued. "We'd like to extend a heartfelt thanks for their New England hospitality. We have also grown to appreciate the unique qualities of the town and wish the community of Harpswell success in the future," said Micciche.

On September 18, 2003, TransCanada and ConocoPhillips presented plans for the Fairwinds LNG project to the Board of Selectmen at a public meeting. A detailed public information program to inform Harpswell residents and to solicit their views about the Fairwinds project followed.

TransCanada is a leading North American energy company, with a focus on natural gas transmission and power services. It has a network of approximately 24,200 miles of pipeline that transports the majority of Western Canada's natural gas production to the fastest growing markets in the United States and Canada. TransCanada currently has a 61.7 percent ownership in the Portland Natural Gas Transmission System. Visit www.transcanada.com for more information.

ConocoPhillips is an international energy company with interests around the world. Headquartered in Houston, the company owns and operates an LNG facility in Kenai, Alaska, which serves as an industry model for safety and reliability. For more information, go to www.conocophillips.com.

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***   RX REPORT   ***
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RECEPTION OK

TX/RX NO              9186
CONNECTION TEL                403 920 2467
SUBADDRESS
CONNECTION ID
ST. TIME              03/10 10:41
USAGE T               00'53
PGS.                     2
RESULT                OK
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